UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30153 / July 26, 2012

_____

In the Matter of	:
	:
AQR Capital Management, LLC	:
CNH Partners, LLC	:
AQR Funds	:
	:
Two Greenwich Plaza	:
Greenwich, CT 06830	:
	:
ALPS Distributors, Inc.	:
	:
1290 Broadway	:
Suite 1100	:
Denver, CO 80203	:
	:
(812-13833)	:
	:

_____:

ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING AN EXEMPTION FROM SECTIONS 12(d)(1)(A) AND (B) OF THE
ACT, UNDER SECTIONS 6(c) AND 17(b) OF THE ACT GRANTING AN
EXEMPTION FROM SECTION 17(a) OF THE ACT, AND UNDER SECTION 6(c) OF
THE ACT GRANTING AN EXEMPTION FROM RULE 12d1-2(a) UNDER THE ACT

AQR Capital Management, LLC, CNH Partners, LLC, AQR Funds and ALPS
Distributors, Inc. filed an application on October 14, 2010, and amendments to the
application on January 6, 2011, September 30, 2011, and June 13, 2012, requesting an
order under section 12(d)(1)(J) of the Investment Company Act of 1940 (the "Act")
granting an exemption from sections 12(d)(1)(A) and (B) of the Act, under sections 6(c)
and 17(b) of the Act granting an exemption from sections 17(a)(1) and (2) of the Act, and
under section 6(c) of the Act granting an exemption from rule 12d1-2(a) under the Act.
The order would (a) permit certain registered management investment companies to
acquire shares of certain registered open-end management investment companies that are
outside the same group of investment companies as the acquiring investment companies,
and (b) permit funds of funds relying on rule 12d1-2 under the Act to invest in certain
financial instruments.

On July 3, 2012, a notice of the filing of the application was issued (Investment Company
Act Release No. 30128). The notice gave interested persons an opportunity to request a

hearing and stated that an order granting the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in and consistent with the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions are reasonable and fair and do not involve overreaching, and the proposed transactions are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.

Accordingly,

IT IS ORDERED, that the relief requested under section 12(d)(1)(J) of the Act from sections 12(d)(1)(A) and (B) of the Act, under sections 6(c) and 17(b) of the Act from sections 17(a)(1) and (2) of the Act, and under section 6(c) of the Act for an exemption from rule 12d1-2(a) under the Act by AQR Capital Management, LLC, CNH Partners, LLC, AQR Funds and ALPS Distributors, Inc. (File No. 812-13833) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary